SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of February 2002




                                 CGI Group Inc.
                 (Translation of Registrant's Name Into English)



                           1130 Sherbrooke Street West
                                    5th Floor
                                Montreal, Quebec
                                 Canada H3A 2M8
                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   | |     Form 40-F   |X|



     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   | |   No   |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.


Enclosure:  Press release dated February 5, 2002

This Form 6-K shall be deemed  incorporated  by  reference  in the  Registrant's
Registration  Statement  on  Form  S-8,  Reg.  Nos.  333-13350,   333-66044  and
333-74932.

         PRESS RELEASE                                 FOR IMMEDIATE PUBLICATION

             Pilot Insurance and CGI renew outsourcing contract by signing a five-year personal line outsourcing contract

         Toronto, Ontario, February 5, 2002 - The Pilot Insurance Company (Pilot Insurance) and CGI Group Inc. (NYSE: GIB; TSE: GIB.A) (CGI) today announced the signing of a multi-million dollar, five-year information technology contract for the support and maintenance of Pilot's personal lines applications. Pilot Insurance writes over CDN$400 million in total premium income in Ontario, of which all personal auto and property lines business flows through and is hosted in CGI's Mississauga, Ontario data center.

         "We are very pleased to continue our relationship with CGI. The services provided and the strength of the CGI members that we deal with are first rate and are a strong contributing factor to the successful deployment of technology at Pilot," said John Lower, executive vice-president and CFO of Pilot Insurance.

         Michael Roach president, Canada and Europe for CGI added: "Pilot Insurance has been an important customer to CGI for many years and we take pride in working with them to achieve their business objectives. CGI has been able to provide strong technical support, successful processes and procedures for delivery and an ability to be flexible in meeting the needs of our clients. We are committed to provide Pilot Insurance with the services, support, and solutions required by them in their pursuit of excellence."

         About Pilot Insurance
         Since 1927, Pilot Insurance Company has been committed to providing Ontario with an extensive range of home and automobile insurance products. Operating exclusively in Ontario, Pilot's Head Office is located in Toronto, with 20 Claims Service Offices throughout the Province. In partnership with over 270 independent Brokers, Pilot has more than 475,000 policyholders with 9 out of 10 choosing to stay with Pilot year after year. 2002 marks the occasion of Pilot's 75th Anniversary. For more information on Pilot Insurance Company, visit the web site at www.Pilot.ca. Pilot is a member Company of CGU Group Canada Ltd.

         About CGI
         Founded in 1976, CGI is the fourth largest independent information technology services firm in North America, based on its headcount of more than 13,000 professionals. CGI's annualized revenue run-rate totals US$1.3 billion (CDN$2.1 billion). CGI's order backlog currently totals US$5.75 billion (CDN$9.2 billion). CGI provides end-to-end IT services and business solutions to more than 3,000 clients in countries such as the United States, Canada, the United Kingdom and France from more than 60 offices. CGI's shares are listed on the NYSE (GIB) and the TSE (GIB.A). They are included in the TSE 100 Composite Index as well as the S&P/TSE Canadian Information Technology and Canadian MidCap Indices. Website: www.cgi.ca.

         Forward-Looking Statements
         All statements in this press release that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements represent CGI Group Inc.'s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

         These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management's Discussion and Analysis (MD&A) in CGI Group Inc.'s Annual Report or Form 40-F filed with the SEC, the Company's Annual Information Form filed with the Canadian securities commissions, on the Registration Statement on Form F-4 filed with the SEC in connection with the acquisition of IMRglobal and with the Forms 10-K and 10-Q of IMRglobal filed with the SEC for the periods ended December 31, 2000 and March 31, 2001 respectively. All of the risk factors included in these filed documents are included here by reference. CGI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
                                          -30-

         For more information:

         Investor relations
         Julie Creed
         Vice-president, investor relations
         (312) 201-8094, # 210

         Ronald White
         Director, investor relations
         (514) 841-3230

         Media relations
         Eileen Murphy
         Director, media relations
         (514) 841-3430

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          CGI GROUP INC.
                                              (Registrant)


Date:  February 5, 2002                       By /s/ Paule Dore
                                              Name:  Paule Dore
                                              Title: Executive Vice President
                                                     and Chief Corporate Officer
                                                     and Secretary